                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              PONDER INDUSTRIES, INC.
                              -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------

                         (Title of Class of Securities)

                                     0-18656
                                     -------
                                 (CUSIP Number)

                           Patrick B. Tobin, Esquire
                             Jackson Walker, L.L.P.
                            112 E. Pecan, Suite 2100
                            San Antonio, Texas 78205
                                 (210) 978-7700
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 December 4, 1996
                                 ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 6 Pages

                                 SCHEDULE 13D

CUSIP NO. 0-18656                                          PAGE 2 OF 6 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Mohsen Hekmat
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      $1,423,020.00 in cash.
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Australian
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     740,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     740,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      740,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

       This statement relates to the common stock (the "Common Stock"), par value $.01 per share, of Ponder Industries, Inc. ("Ponder"); Physical Address:
5005 Riverway Drive, Suite 550, Houston, Texas 77056; Mailing Address: 5005 Riverway Drive, Suite 550 Houston, Texas 77056.

ITEM 2. IDENTITY AND BACKGROUND.

       This statement is filed by Mohsen Hekmat ("Hekmat"), a citizen of Australia, individually.

       The business address of Hekmat is as follows: Physical Address: 241 Baker Street, London, England NW16YE; Mailing Address: 241 Baker Street, London, England NW16YE. The principal occupation or employment of Hekmat is an engineer, by training and an investor in oil and gas drilling, supplying and service companies. Hekmat has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The 740,000 shares of Common Stock held by Hekmat were acquired for an aggregate of approximately $1,423,020.00 in cash, which cash was obtained from existing funds or cash received from the sale of other investment stock.


ITEM 4. PURPOSE OF TRANSACTION.

       The purpose of the Transaction is to hold the Ponder stock for investment.

       Hekmat has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       The shares Hekmat holds in his own name account for approximately 6% of the total number of outstanding shares of Common Stock of Ponder.




                               Page 3 of 6 Pages

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       NONE.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       NONE.






                               Page 4 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                         /s/ Mohsen Hekmat
                                         -----------------
                                         MOHSEN HEKMAT



Dated:  December 4, 1996







                               Page 5 of 6 Pages

CUSIP NO. 0-18656                    13D


                                   EXHIBIT A


         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of him.



                                        /s/ Mohsen Hekmat
                                        -----------------
                                        MOHSEN HEKMAT



Dated:  December 4, 1996





                               Page 6 of 6 Pages